Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-248399

Final Term Sheet

$500,000,000 4.000% Senior Notes due 2028

Term Sheet

August 25, 2020

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 25, 2020 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus.

The size of the offering of the notes has been upsized from $400,000,000 to $500,000,000 aggregate principal amount of the notes. All amounts and other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by such upsizing and the other information set forth herein.

Issuer:	TreeHouse Foods, Inc.

Principal Amount:	$500,000,000

Title of Securities:	4.000% Senior Notes due 2028

Maturity:	September 1, 2028

Offering Price:	100.000%

Coupon:	4.000%

Yield to Maturity:	4.000%

Interest Payment Dates:	Each March 1 and September 1, commencing March 1, 2021

Record Dates:	February 15 and August 15

Optional Redemption:	Make-whole call at T+50 until September 1, 2023.

On or after September 1, 2023 at the prices set forth below, plus accrued and unpaid interest, if redeemed during the twelve month period beginning on September 1 of the years indicated below:

Year	Price
2023	102.000%
2024	101.000%
2025 and thereafter	100.000%

Equity Clawback:	Up to 40% at 104% prior to September 1, 2023

Change of control	Putable at 101% of principal plus accrued interest

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp.

Co-Managers:	Barclays Capital Inc. Capital One Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC Rabo Securities USA, Inc. TD Securities (USA) LLC Truist Securities, Inc.

Trade Date:	August 25, 2020

Other Relationships	An affiliate of BofA Securities, Inc. is the administrative agent under the Issuer’s credit agreement, and affiliates of certain of the other underwriters are also lenders under the credit agreement. In addition, certain of the underwriters acted as underwriters for one or more of the Issuer’s prior issuances of senior notes. An affiliate of Wells Fargo Securities, LLC is the trustee under the indenture that will govern the notes.

Settlement Date:	September 9, 2020 (T+10)

The Issuer expects that delivery of the notes will be made against payment therefor on or about the tenth business day following the date of confirmation of orders with respect to the notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisors.

Ratings*:	Moody’s Investors Service, Inc.: B2

Standard & Poor’s Ratings Services: BB-

Minimum Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Net Proceeds:	Approximately $491.7 million, after deducting commissions payable to the Underwriters and estimated expenses of the offering.

CUSIP Number:	89469AAD6

ISIN Number:	US89469AAD63

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at (866) 803-9204.